SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONX CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

212873103

(CUSIP Number of Class of Securities)

Kyle Jason Kiser
Chief Executive Officer
CONX Corp.
5701 S. Santa Fe Dr.
Littleton, CO 80120
(303) 472-1542

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Mario Schollmeyer
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by CONX Corp., (”CONX” or, the “Company,” “our,” “us” and “we”) on April 1, 2024 (together with any subsequent amendments and supplements thereto, including Amendment No. 1 filed with the SEC on April 15, 2024, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to 2,120,269 of its issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “common stock”), at a price of $10.598120 per share, net to the seller in cash for an aggregate purchase price of up to $22,470,865 (or $22,152,921 when excluding 30,000 shares held by our independent directors that may not be redeemed). The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated April 1, 2024 (as amended, the “Offer to Purchase ”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act. This Amendment is being filed on behalf of the Company.

Amendments to the Offer to Purchase

The Offer to Purchase and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Cover Page

The sixth paragraph on the Cover Page is amended and restated as follows:

The Offer is being made in connection with the Purchase and Sale Agreement (the “Purchase Agreement”), dated March 10, 2024, between CONX and EchoStar Real Estate Holding L.L.C., a Colorado limited liability company (“Seller”). Pursuant to the terms of the Purchase Agreement, CONX will purchase the commercial real estate property (the “Property”) in Littleton, Colorado, comprising the corporate headquarters of DISH Wireless from Seller (the “Transaction”). We currently intend to operate the Property at least for the initial term of the Seller Lease Agreement (which is approximately 10 years) and have no current intention to dispose of the Property through a sale or other means. In addition, subsequent to the completion of the Transaction, we anticipate to grow through acquisition opportunities, including, but not limited to, disruptive technologies and infrastructure assets to maximize our ability to drive shareholder value. While there can be no assurance that any of these opportunities will result in a definitive agreement or a completed transaction, we are currently involved in ongoing discussions regarding potential acquisitions with the objective of becoming a diversified operating entity focused on the future of communications and connectivity.

Summary Term Sheet – Questions and Answers

The disclosure related to the question “What securities are sought?” on page 2 is amended and restated as follows:

Q. What securities are sought?

A. CONX is offering to purchase up to all of its outstanding shares of Class A Common Stock validly tendered and not properly withdrawn pursuant to the Offer. CONX’s Sponsor, officers and directors have agreed to waive their redemption rights with respect to any of their founder shares, Independent Director Shares or public shares, if any, in connection with the consummation of the Transaction, and therefore will not tender such shares in the Offer. If you wish to remain invested in CONX following the Transaction, you should not tender your shares of Class A Common Stock pursuant to the Offer, because shares of Class A Common Stock purchased by CONX pursuant to the Offer will cease to represent an interest in the Company following the Transaction. However, even if you tender your shares pursuant to the Offer, all outstanding warrants to purchase public shares will remain outstanding. Assuming maximum redemptions, and using the closing warrant price on Nasdaq of $0.1963 as of April 12, 2024, the aggregate fair market value of warrants that can be retained by redeeming stockholders was approximately $3,680,625. The actual market price of our warrants may be higher or lower on the date that warrant holders seek to sell such warrants. Additionally, we cannot assure the holders of our warrants that they will be able to sell their warrants in the open market as there may not be sufficient liquidity in such securities when warrant holders wish to sell their warrants.

Further, while level of redemptions of public shares will not directly change the value of the warrants because the warrants will remain outstanding regardless of the next level of redemptions, as redemptions of public shares increase, the holder of warrants who exercises such warrants will ultimately own a greater interest in CONX because there would be fewer shares outstanding overall.

For additional discussion of the dilutive impact of the other transactions that are expected to occur in connection with or subsequent to the Transaction, see “Risk Factors—The other transactions that are expected to occur in connection with or subsequent to the Transaction taken together, including the issuance of Series A Preferred Stock concurrently with the Transaction, the potential exercise of the outstanding warrants and the issuance of additional Common Stock as a result thereof, or from future public or private offerings, and the automatic conversion of the outstanding rights, will result in substantial dilution and could have an adverse effect on the market prices of CONX’s securities”.

The disclosure related to the question “What if the conditions to the Offer are not satisfied?” on page 3 is amended and restated as follows:

Q. What if the conditions to the Offer are not satisfied?

A. Our obligation to purchase shares of Class A Common Stock validly tendered and not properly withdrawn at the Expiration Date is subject to certain conditions upon, among other things, the satisfaction of the Transaction, in our reasonable judgment, to be determined immediately prior to the Expiration Date, being capable of being consummated substantially contemporaneously with this Offer, but in no event later than three business days after the Expiration Date (we refer to this condition, which is not waivable, as the “Transaction Condition”). If we are unable to satisfy a condition to the Offer, including the Transaction Condition, we may amend, terminate or extend the Offer. If we terminate the Offer, we will NOT: (i) purchase any shares of Class A Common Stock pursuant to the Offer or (ii) consummate the Transaction in accordance with the terms of the Purchase Agreement. Shares of Class A Common Stock tendered pursuant to the Offer but not purchased by us in the Offer will be returned at our expense promptly following the expiration of the Offer.

If we do not consummate the Transaction by April 29, 2024, we will not be able to demonstrate compliance with Nasdaq’s listing requirements and our shares of Class A Common Stock could be delisted from Nasdaq. Even if we consummate the Transaction by April 29, 2024, we cannot assure you that our securities will continue to be listed on Nasdaq. Please see the risk factor entitled “Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions”. In addition, if we do not consummate the Transaction or complete an alternative business combination by the end of the Combination Period, we will commence winding up of our affairs and will liquidate without completing a business combination. See “The Offer — General” and “The Offer — Purchase Price.”

The disclosure related to the question “What is the Transaction?” on page 4 is amended and restated as follows:

Q. What is the Transaction?

A. On March 10, 2024, CONX and Seller entered into the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, CONX will purchase the commercial real estate property (the “Property”) in Littleton, Colorado, comprising the corporate headquarters of DISH Wireless, from Seller (the “Transaction”). CONX’s obligation to consummate the Transaction is conditioned on, among other things, CONX having provided all holders of Class A Common Stock purchased in the Initial Public Offering the opportunity to have such shares redeemed and CONX having irrevocably accepted for payment all such shares validly delivered to the Company for redemption and not validly withdrawn. The Transaction has been structured to qualify as an asset acquisition that will meet the requirements of a “Business Combination”, as that term is defined in our Articles. Upon the Transaction Closing, CONX will acquire the Property from Seller. CONX will require the proceeds from the Equity Forward Transaction in order to fund the Property Purchase Price.

In the Purchase Agreement, CONX and Seller also agreed to enter into a lease-back agreement concurrently with the Transaction Closing, pursuant to which Seller (or an affiliate of Seller) will lease back the Property from the Company (the “Seller Lease Agreement”).

The Seller Lease Agreement provides for (i) an initial term of approximately 10 years, (ii) a base rent payable during the first year of the initial term of $228,500 per month, which will escalate annually at a rate of two percent per annum and (iii) two five-year renewal options for Seller, with the base rent upon a renewal to be revised to fair market value and subject to the same annual escalation terms. All of Seller’s obligations under the Seller Lease Agreement will be guaranteed by DISH, an affiliate of Seller. The Seller Lease Agreement is a “triple-net” lease, pursuant to which Seller will bear responsibility for all property costs and expenses associated with ongoing maintenance and operation, including utilities, property tax and insurance. See “The Transaction — Seller Lease Agreement.”

We intend to operate the Property at least for the initial term of the Seller Lease Agreement (which is approximately 10 years) and have no current intention to dispose of the Property through a sale or other means.

The disclosure related to the question “What are the most significant conditions to the Transaction?” on page 5 is amended and restated as follows:

Q. What are the most significant conditions to the Transaction?

A. The obligations of CONX and Seller to consummate the Transaction are conditioned on (i) the final form of the Seller Lease Agreement having been agreed and delivered to the title policy provider and (ii) the accuracy of the other party’s representations and warranties (subject to certain materiality exceptions) and the other party’s performance and compliance with its covenants, agreements and obligations under the Purchase Agreement.

CONX’s obligation to consummate the Transaction is also conditioned on: (i) the Company having obtained a customary title policy with respect to the Property; (ii) the Company having provided all holders of shares of Class A Common Stock purchased in the Initial Public Offering the opportunity to have such shares redeemed and the Company having irrevocably accepted for payment all such shares validly delivered to the Company for redemption and not validly withdrawn; and (iii) the Company having obtained a fairness opinion from an independent investment banking firm or from an independent accounting or valuation firm concluding that the purchase of the Property for the Property Purchase Price is fair to the Company from a financial point of view. The condition set forth in the foregoing clause (iii) has been satisfied.

Seller’s obligation to consummate the Transaction is also conditioned on Seller having obtained (i) approval of the Seller Lease Agreement by the audit committee of its board of directors and the disinterested members of its board of directors and (ii) an opinion from an independent accounting or valuation firm, or an independent commercial real estate appraiser or broker that the sale of the Property for the Property Purchase Price is fair to Seller from a financial point of view and the Seller Lease Agreement and the leaseback of the Property are fair to Seller.

If any of the closing conditions for the benefit of CONX fails to be satisfied, CONX may terminate the Purchase Agreement in accordance with its terms. See “The Purchase Agreement - Conditions to the Transaction Closing.”

The disclosure related to the question “What interests do our directors, executive officers and Sponsor have in the Transaction?” on page 5, as well as corresponding changes to the disclosures under the risk factor entitled “Certain of our directors and officers have potential conflicts of interest in the consummation of the Transaction and the transactions contemplated by the Seller Lease Agreement, which may incentivize them to complete a business combination on terms less favorable to stockholders rather than to liquidate our company” on page 14 and under the heading “The Transaction – Interests of Certain Persons in the Transaction” on page 51, is amended and restated as follows:

Q. What interests do our directors, executive officers and Sponsor have in the Transaction?

A.	As described in “The Transaction — Interests of Certain Persons in the Transaction”, our Sponsor and certain of our directors and officers have interests in the Transaction that may be different from, or in addition to, the interests of CONX’s other stockholders. These interests include, among other things:

•	the fact that the Sponsor owns 18,750,000 founder shares (purchased for $25,000), which would be worthless if a business combination is not consummated (because the Sponsor has waived liquidation rights with respect to such shares);
•	the fact that the Sponsor owns 11,333,333 Private Placement Warrants (purchased for $17.0 million), which Private Placement Warrants would expire worthless if a business combination is not consummated;
•

the fact that, although there are no fees payable to the Sponsor or its affiliates contingent upon consummation of the Transaction, our independent directors and our CEO are currently awaiting reimbursement from us for fees and expenses in an aggregate amount of less than $15,000;

•	the fact that as of the date of this Offer to Purchase, the Sponsor had extended approximately $2.6 million to us in connection with recurring payments to the Trust Account made by the Sponsor subsequent to the initial extension of our completion period in the fourth quarter of 2022, the second extension of our completion period in the second quarter of 2023 and certain working capital loans, and the Sponsor may extend additional loans to us including to satisfy working capital requirements, all of which would be repayable (and up to $1.5 million of which would be convertible into our warrants) when we consummate our business combination;

•

the fact that on November 1, 2023, CONX entered into the Subscription Agreement with our Founder. Pursuant to the Subscription Agreement, our Founder agreed, subject to the closing of CONX’s initial business combination, to purchase, and CONX agreed to issue and sell to our Founder, 17,391,300 shares of the Company’s Series A Preferred Stock, par value $0.0001 per share, at an aggregate purchase price of approximately $200 million, or $11.50 per share. The closing of the Equity Forward Transaction is contingent upon, and expected to occur substantially concurrently with, the consummation of the Transaction. See “Certain Relationships and Related Party Transactions — Equity Forward Transaction”;

•

the fact that given the differential in the purchase price that the Sponsor paid for the founder shares as compared to the price of the public units sold in the IPO and the substantial number of shares of Class A Common Stock that the Sponsor will receive upon conversion of the founder shares in connection with the Transaction, the Sponsor may earn a positive rate of return on their investment even if the shares of Class A Common Stock trade below the price initially paid for the Public Units in the IPO and the public stockholders experience a negative rate of return following the completion of the Transaction;

•

The fact that, assuming a market price of our Common Stock equal to the closing price of Class A Common Stock of $10.57 and our public warrants of $0.1963 on the Nasdaq on April 12, 2024, and not including repayment of the working capital loans, the Sponsor and its affiliates have an aggregate of approximately $167.2 million at risk that depends upon the completion of a business combination as a result of ownership of the 18,750,000 founder shares (purchased for $25,000), 11,333,333 Private Placement Warrants (purchased for $17.0 million), and the 17,391,300 shares of the Company’s Series A Preferred Stock to be issued in the Equity Forward Transaction (purchased for approximately $200 million). Specifically, based on the closing prices above, such at-risk amount is equal to (i) the market price of (a) the founder shares, (b) the Private Placement Warrants, and (c) the Company’s Series A Preferred Stock on an as-converted basis, in each case assuming that the market price is equal to the applicable closing price above, minus (ii) the aggregate price of $217,025,000 the Sponsor paid for the founder shares, Private Placements Warrants and the Company’s Series A Preferred Stock. The calculation above is presented for illustrative purposes solely on the basis of the closing prices of our Class A Common Stock and public warrants on the Nasdaq on April 12, 2024, and does not necessarily reflect the value that the Sponsor or its affiliates will realize following the Transaction nor the value that may be assigned to such securities for accounting purposes;

•	the fact that our Chairman and Director, Charles W. Ergen, has a 90% economic interest in, and controls, the Sponsor, and that our Chief Executive Officer, Kyle Jason Kiser, has a 10% economic interest in, but no beneficial ownership over any securities owned by, the Sponsor;

•

the fact that none of our officers or directors has received any cash compensation for services rendered to the Company, and assuming a market price of our Common Stock equal to the closing price of Class A Common Stock of $10.57 on the Nasdaq on April 12, 2024, the 10,000 Independent Director Shares owned by each of our three independent directors would be deemed to have a total market value of approximately $105,700, which would vest only when we consummate our initial business combination; such interest will become worthless if CONX does not consummate an initial business combination within the Combination Period;

•	the fact that, if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account;
•	the fact that all of our executive officers and current members of our Board are expected to continue to serve as directors following the Transaction; and
•	the fact that our Chairman and Director, Charles W. Ergen, is Chairman and co-founder of EchoStar and DISH and beneficially owns approximately 54.0% of EchoStar’s total equity securities (based on 140,170,052 shares of Class A Common Stock outstanding on April 1, 2024 and assuming conversion of all the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock) and controls approximately 91.4% of EchoStar’s total voting power. Our Chief Executive Officer, Kyle Jason Kiser served as Treasurer of DISH from 2008 to 2023, and has been employed by entities owned or controlled by Mr. Ergen for over 30 years.

The foregoing interests present a risk that the Sponsor, our executive officers and directors will benefit from the completion of the Transaction, including in a manner that may not be aligned with public stockholders. As such, they may be incentivized to complete an acquisition of a less favorable target or on terms less favorable to stockholders rather than liquidate.

For additional details with respect to post-transaction ownership in us of the Sponsor and our officers or directors, see “Principal Stockholders — Post-Transaction Beneficial Ownership”.

The disclosure related to the question “Will there be a concurrent sale of securities?” on page 6 is amended by adding after the existing disclosure:

In connection with the closing of the Equity Forward Transaction, the Company will file a Certificate of Designation for the Preferred Stock in substantially the form attached as an exhibit to the Subscription Agreement (the “Certificate of Designation”) with the Secretary of State of the State of Nevada setting forth the terms, rights, obligations and preferences of the Preferred Stock. Pursuant to the Certificate of Designation, the Preferred Stock will not be entitled to vote with holders of the Company’s common stock with respect to any matters presented to the holders of the common stock for their action or consideration. The Preferred Stock will entitle Mr. Ergen (the “Subscriber”) to receive dividends equal to and in the same form as dividends actually paid on shares of the Company’s common stock, in each case, on an as-converted basis. On the tenth trading day following the date on which the volume-weighted average price for the Company’s common stock over any twenty trading days within any preceding thirty consecutive trading day period is greater than or equal to $11.50, each share of Preferred Stock will mandatorily be converted into shares of the Corporation’s Class A common stock on a one-for-one basis, subject to certain customary adjustments for stock dividends, stock splits and similar corporate actions. If the Preferred Stock has not earlier been converted, the Company will redeem each Preferred Share after the date that is the fifth anniversary of the closing of the Company’s initial business combination, on not less than 10 nor more than 20 days prior notice, in cash at a price equal to $11.50 per share, subject to certain customary adjustments. In addition, at any time and from time to time following the issuance of the Preferred Stock, the Company may redeem the Preferred Stock in whole or in part, at the option of the Company, at a price equal to $11.50 per share. The Preferred Stock will rank (i) senior to all of the Company’s common stock; (ii) senior to any class or series of capital stock of the Company created specifically ranking by its terms junior to any Preferred Stock; (iii) on parity with any class or series of capital stock of the Company created specifically ranking by its terms on parity with the Preferred Stock; and (iv) junior to any class or series of capital stock of the Company created specifically ranking by its terms senior to any Preferred Stock, in each case, as to dividends or distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily.

Risk Factors

The first paragraph under the section entitled “Risk Factors” on page 12 is amended and restated as follows:

You should consider carefully the risk factors that are incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 28, 2024, and as amended on Form 10-K/A, filed with the SEC on April 15, 2024, before making a decision whether to tender your shares in the Offer. Furthermore, if any of the following events occur, our business, financial condition and operating results may be materially adversely affected or we could face liquidation. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. While we believe that these risks and uncertainties reflect the material risks with respect to CONX, the Offer and the Transaction, they are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business, financial condition and operating results or result in our liquidation.

The risk factor entitled “If certain conditions are not met, we may terminate or extend the Offer” on page 12 is amended and restated as follows:

If certain conditions are not met, we may terminate or extend the Offer.

Upon the consummation of the Offer, we plan to use the cash available from the funds held in the Trust Account to purchase the shares of Class A Common Stock validly tendered and not properly withdrawn pursuant to the Offer, and the balance will be released to us to fund our working capital and the growth of our company. The Trust Account balance at the Transaction Closing is estimated to be approximately $22,126,780, assuming no redemptions and excluding payment of transaction expenses, excise taxes and the Property Purchase Price. Assuming all shares are tendered for redemption, the remaining balance will be further reduced to $0. Although the balance of the Trust Account will be reduced to $0 under the maximum redemption scenario, the net tangible assets of the post-Transaction Company will remain above $5,000,001 due to the $200,000,000 in proceeds the Company will receive upon the closing of the Equity Forward Transaction. Notwithstanding the foregoing, if the conditions to the Offer are not satisfied, we will not be able to access the funds held in the Trust Account and thus will need to terminate or extend the Offer. See “The Offer — Conditions of the Offer.”

The risk factor entitled “CONX may waive one or more of the conditions to the Transaction” on page 13 is deleted.

The risk factor entitled “The issuance of Series A Preferred Stock concurrently with the Transaction, the potential exercise of the outstanding warrants and the issuance of additional Common Stock as a result thereof, or from future public or private offerings, and the automatic conversion of the outstanding rights, will result in substantial dilution and could have an adverse effect on the market prices of CONX’s securities” on page 18 is amended and restated as follows:

The other transactions that are expected to occur in connection with or subsequent to the Transaction taken together, including the issuance of Series A Preferred Stock concurrently with the Transaction, the potential exercise of the outstanding warrants and the issuance of additional Class A Common Stock as a result thereof, or from future public or private offerings, and the automatic conversion of the outstanding rights, will result in substantial dilution and could have an adverse effect on the market prices of CONX’s securities.

CONX currently has 20,870,269 shares of Common Stock outstanding. Additionally, the other transactions that are expected to occur in connection with or subsequent to the Transaction taken together, including the the Equity Forward Transaction, the potential exercise of outstanding warrants, and the issuance of additional shares in future public or private offerings, will result in substantial dilution and could have an adverse effect on the market price of CONX’s securities.

On March 25, 2024, the Company waived the lock-up restrictions set forth in Section 7(a) of that certain letter agreement among the Company, the Sponsor, and the other initial stockholders with respect to 9,375,000 founder shares held by the Sponsor, which will allow the Sponsor to transfer any or all of such shares without regard to such restrictions after the completion of our initial business combination, subject to restrictions under applicable securities laws.

Upon the consummation of the Transaction, CONX’s former public stockholders will own:

•	approximately 10% of the outstanding shares of Common Stock, assuming no tender of Common Stock in connection with the Offer; or

•	approximately 5.27% of the outstanding shares of Common Stock, assuming 50% of the shares of Common Stock not owned by the Sponsor and independent directors are validly tendered and not properly withdrawn, and are purchased; or

•	0% of the outstanding shares of Common Stock, assuming a maximum number of shares of Common Stock not owned by the Sponsor and independent directors are validly tendered and not properly withdrawn, and are purchased.

The Equity Forward Transaction, the exercise of warrants and the conversion of founder shares:

•	will significantly dilute the equity interest of existing CONX stockholders; and

•	may adversely affect prevailing market prices for Common Stock and warrants.

The net cash to the balance sheet at the Transaction Closing will depend upon the extent to which the public stockholders exercise their redemption rights. Set forth below is a calculation of the net cash per share of Class A Common Stock resulting from the proceeds of the Trust Account, as well as (i) the conversion of all shares of Series A Preferred Stock and (ii) the exercise of all public warrants and private warrants, in each of a no additional redemption, 50% redemption and maximum redemption scenarios.

	No	50%	100%
	Redemptions	Redemptions	Redemptions
Gross cash proceeds of Trust Account	$22,216,958	$10,981,531	$0
Gross cash proceeds of Equity Forward Transaction	200,000,000	200,000,000	200,000,000
Gross cash proceeds of exercise of Public and Private Warrants	345,958,330	345,958,330	345,958,330
Property Purchase Price	26,750,000	26,750,000	26,750,000
Unpaid Transaction Expenses of CONX	2,497,833	2,497,833	2,497,833
Repayment of Sponsor loans and Second Restated Note	2,600,000	2,600,000	2,600,000
Common Stock Outstanding	68,344,902	67,284,768	66,254,633
Net Cash Per Share	7.85	7.80	7.76

The pro forma amount of net cash per share of Class A Common Stock after giving effect to the Transaction, both in the case of no redemptions, 50% redemptions and in the maximum redemption scenario, is less than the $10.598120 per share that holders of Class A Common Stock would be entitled to receive upon exercise of their redemption rights. The pro forma amount of net cash per share of Class A Common Stock, in each redemption scenario, represents a discount to the $11.50 per share of Series A Convertible Preferred paid by Charles W. Ergen in the Equity Forward Transaction and represents a significant premium to the $0.001 per share of Class B Common Stock paid by our Sponsor for the Founder Shares. The pro forma amount of cash per share is for illustrative purposes only and may not reflect the actual cash per share after the Transaction.

The risk factor entitled “Deutsche Bank Securities Inc. (“DBSI”), the underwriter in CONX’s Initial Public Offering, was to be compensated in part on a deferred basis for already rendered underwriting services in connection with CONX’s Initial Public Offering, yet DBSI, without any consideration from CONX, gratuitously waived its entitlement to such compensation. While DBSI did not participate in any aspect of the Transaction and CONX has no other contractual relationship with DBSI, investors should be aware that the waiver of a deferred underwriting fee is unusual” on page 20 is amended and restated as follows:

Deutsche Bank Securities Inc. (“DBSI”), the underwriter in CONX’s Initial Public Offering, was to be compensated in part on a deferred basis for already rendered underwriting services in connection with CONX’s Initial Public Offering, yet DBSI, without any consideration from CONX, gratuitously waived its entitlement to such compensation and resigned from its role as underwriter. While DBSI did not participate in any aspect of the Transaction and CONX has no other contractual relationship with DBSI, investors should be aware that the waiver of a deferred underwriting fee is unusual.

On March 22, 2024, CONX received a letter from DBSI whereby DBSI resigned from its role as underwriter and waived its entitlement to any portion of the deferred underwriting fee of $26,250,000 due to it pursuant to that certain underwriting agreement, dated October 29, 2020, entered into in connection with the Initial Public Offering by and between CONX and DBSI. Furthermore, DBSI disclaimed any responsibility for any portion of any registration statement or proxy statement, as applicable, that may be filed by CONX or any of its affiliates in connection with the Transaction.

CONX did not seek out the reasons why DBSI waived its deferred underwriting fee. DBSI received no additional consideration for the waiver of its entitlement to the deferred underwriting fee. Following the closing of CONX’s Initial Public Offering, DBSI did not perform any financial or merger-related advisory services for CONX, and it had no role in the identification or evaluation of any business combination targets, except that DBSI from time to time forwarded preliminary materials about potential business combination targets to CONX management. CONX engaged in preliminary discussions with one such potential target, Company B (as further discussed in the section entitled “The Transaction –Background of the Transaction”), regarding a potential transaction, but the discussions did not advance beyond preliminary stages. DBSI was not involved in the preparation of any disclosure included in this Offer to Purchase or material underlying disclosure in this Offer to Purchase, other than reviewing disclosure regarding its role prepared by CONX and authorizing CONX to include such disclosure in this Offer to Purchase. DBSI declined to review or confirm the disclosure of its resignation herein. There can be no assurance that DBSI agrees with such disclosure, and no inference can be drawn to this effect. There is no dispute among any of the parties to the Transaction with respect to the services provided or the resignation of DBSI. Stockholders should not place any reliance on the fact that DBSI was previously involved in the Initial Public Offering. Investors should be aware that the waiver of a deferred underwriting fee is unusual and some investors may find the Transaction less attractive as a result.

A new risk factor under the section entitled “Risks Relating to the Offer and the Transaction” is inserted immediately following the risk factor entitled “CONX may redeem the warrants at a time that is not beneficial to warrant holders” as follows:

Non-U.S. Holders may be subject to U.S. federal income tax on gain realized on the sale or other taxable disposition of Class A Common Stock if we are currently or we become a United States real property holding corporation (“USRPHC”).

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although we do not believe that we currently are a USRPHC, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we do not currently constitute (by virtue of having entered into the Purchase Agreement), or will not become in the future, a USRPHC. If we are a USRPHC, a “Non-U.S. Holder” (as defined below under “Material U.S. Federal Income Tax Considerations”) may be subject to U.S. federal income tax on gain realized on a sale or other taxable disposition of our Class A Common Stock (including, if we are currently a USRPHC, a redemption in connection with the Offer), unless certain exceptions apply. See “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders” for a more detailed discussion on the application of the USRPHC rules to a Non-U.S. Holder.

The risk factor under the section entitled “CONX may redeem the warrants at a time that is not beneficial to warrant holders” on page 21 is amended and restated as follows:

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of  $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that the closing price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we give notice of redemption to the warrant holders and provided certain other conditions are met. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

In addition, we have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of  $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that the closing price of our shares of Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their warrants, but only on a cashless basis, prior to redemption for a number of shares of Class A common stock determined based on the redemption date and the fair market value of our shares of Class A common stock. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of shares received is capped at 0.361 shares of Class A common stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

None of the private placement warrants will be redeemable by us so long as they are held by our sponsor or its permitted transferees.

A new risk factor under the section entitled “Risks Relating to the Offer and the Transaction” is inserted on page 21 is inserted immediately following the risk factor entitled “CONX may redeem the warrants at a time that is not beneficial to warrant holders” as follows:

Certain of our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Certain of our officers and directors presently have, and any of them in the future may have, additional fiduciary or contractual obligations to other entities, including DISH and EchoStar, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Our amended and restated articles of incorporation will provide that the corporate opportunity doctrine will not apply to our directors or officers in circumstances where it would conflict with any fiduciary duties or contractual obligations they may have, and that we renounce any expectancy that our directors or officers will offer such a corporate opportunity to us, except if all of the following conditions are satisfied: (a) we have expressed an interest in the business opportunity as determined from time to time by our board of directors as evidenced by resolutions appearing in our minutes; (b) the opportunity relates to a line of business in which we are then directly engaged; (c) the director or officer is permitted to refer the opportunity to us without violating any legal obligation; and (d) in the case of a director or officer who, at the time the opportunity is presented, has a fiduciary relationship to DISH or EchoStar, and the opportunity relates to a line of business in which DISH or EchoStar is then engaged or has expressed an interest, the director or officer has first referred the opportunity to DISH or EchoStar, as applicable, and that entity has declined to pursue the opportunity.

For further discussion of our executive officers’ and directors’ business affiliations and the potential conflicts of interest that you should be aware of, please see, “The Transaction – Conflict of Interest,” “The Transaction - Interests of Certain Persons in the Transaction,” and “Certain Relationships and Related Party Transactions.”

The risk factor entitled “Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions” on page 26 is amended and restated as follows:

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our securities are listed on Nasdaq. However, we cannot assure you that our securities will continue to be listed on Nasdaq in the future or prior to the Transaction or another initial business combination, including as a result of previous redemptions and redemptions in connection with the Offer, as well as our inability to comply with other listing requirements of the Nasdaq. More specifically:

•	As previously disclosed on our Current Report on Form 8-K filed with the SEC on August 18, 2023, on August 14, 2023, the staff of the Nasdaq notified the Company that it no longer meets Listing Rule 5550(b)(2) (the “Rule”) requiring the Company to maintain a minimum market value of listed securities (“MVLS”) of $35 million. The notice was based on a review of the Company’s MVLS for the past 30 consecutive business days. Nasdaq’s listing rules provide the Company a compliance period of 180 calendar days, or until February 12, 2024, in which to regain compliance. On February 14, 2024, the Company received notification from Nasdaq that the Company had not regained compliance with the Rule (the “Notice”). The Nasdaq Hearings Panel (the “Panel”) considered this matter in rendering its determination regarding the Company’s continued listing on the Nasdaq, as further described below.

•	As previously disclosed on our Current Report on Form 8-K filed with the SEC on November 1, 2023, on October 30, 2023, the Company received a notice from the staff of the Nasdaq indicating that the Company’s securities would be subject to suspension and delisting from the Nasdaq at the opening of business on November 8, 2023 due to the Company’s non-compliance with Nasdaq IM-5101-2, which requires that a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of the registration statement for its initial public offering. The Panel considered this matter in rendering its determination regarding the Company’s continued listing on the Nasdaq, as further described below.

Subsequent to a hearing on February 8, 2024, the Panel determined to grant the Company an exception for its securities to continue to be listed on Nasdaq until April 29, 2024, subject to (i) the Company executing a definitive agreement to complete a business combination by March 11, 2024 (which condition was satisfied by the execution of the Purchase Agreement on March 10, 2024), and (ii) on or before April 29, 2024, the Company will demonstrate compliance with all applicable requirements for continued listing on Nasdaq. Furthermore, in connection with the consummation of the Transaction, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. We intend to satisfy Nasdaq’s minimum market value of listed securities requirement as a result of the Transaction, including as a result of the Equity Forward Transaction, which is expected to add approximately $200 million in cash to our balance sheet, is not exercisable for Class A Common Stock as of the Transaction Closing and is antidilutive. However, we cannot assure you that we will be able to meet Nasdaq’s listing requirements at that time. If we are unable to demonstrate compliance with Nasdaq’s listing requirements by April 29, 2024, our securities may be delisted.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including (i) a limited availability of market quotations for our securities, (ii) reduced liquidity for our securities, (iii) a determination that our Class A Common Stock is a “penny stock”, which will require brokers trading in our Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities, (iv) a limited amount of news and analyst coverage in the future; and (iv) a decreased ability to issue additional securities or obtain additional financing in the future. Any of these factors could have a material adverse effect on the liquidity and price of our securities.

The second paragraph under the heading “Risk factors—Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations” on page 23 is amended and restated as follows:

We are also subject to a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. Any excise tax that may be imposed on any redemption or other repurchase effected by us, in connection with a business combination, extension vote or otherwise, would be payable by us and not by the redeeming holder, it could cause a reduction in the value of our Class A Common Stock or cash available to complete a business combination or for distribution in a subsequent liquidation, or otherwise result in the shareholders who do not exercise their redemption rights to economically bear the impact of such excise tax. Whether and to what extent we would be subject to the excise tax in connection with a business combination will depend on a number of factors, including (i) the structure of the business combination, (ii) the fair market value of the redemptions and repurchases in connection with the business combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the business combination (or any other equity issuances within the same taxable year of the business combination) and (iv) the content of any subsequent regulations, clarifications, and other guidance issued by the Treasury. While the mechanics of any required payment of the excise tax have not been determined, the Company does not intend to use the proceeds placed in the Trust Account to pay excise taxes or other fees or taxes similar in nature (if any) that may be imposed on the Company pursuant to any current, pending or future rules or laws, including any excise tax due imposed under the IR Act on any redemptions in connection with the Extension or a business combination by the Company.

A new last paragraph is added to the risk factor entitled “We face risks related to our potential future acquisitions” is inserted on page 32 as follows:

If we are unsuccessful in growing through acquisition opportunities, we will not be able to diversify our revenue streams beyond revenue from our real estate operations, which would exacerbate the risks described in this section “Risks Relating to our Company After the Completion of the Transaction”, including those described under “—The post-Transaction company will depend on a single tenant for substantially all of its revenues” and “—For an indefinite period of time after the completion of the Transaction, the prospects for our success may depend entirely on revenues generated by the Property” above.

Information About CONX Following the Transaction

The second paragraph under heading “Information About CONX Before the Transaction—Initial Business Combination Structure” on page 36 is amended and restated as follows:

If we fail to complete the Transaction, we may pursue other initial business combination opportunities. We may pursue such an initial business combination opportunity jointly with an entity to which an officer or director has a fiduciary or contractual obligation, which may include EchoStar and/or its affiliates, including DISH Network Corporation (“DISH”). We refer to such an initial business combination opportunity as an “Affiliated Joint Acquisition.” Any such parties may co-invest with us in the target at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by issuing to such parties a class of equity or equity-linked securities. Any such issuance of equity or equity- linked securities would, on a fully diluted basis, reduce the percentage ownership of our then-existing stockholders. Notwithstanding the foregoing, pursuant to the anti-dilution provisions of our Class B Common Stock, issuances or deemed issuances of Class A Common Stock or equity-linked securities would result in an adjustment to the ratio at which shares of Class B Common Stock (the “Class B Conversion Ratio”) shall convert into shares of Class A Common Stock such that our initial stockholders and their permitted transferees, if any, would retain their aggregate percentage ownership of at least 20% of the sum of the total number of all shares of Common Stock outstanding plus all shares of Class A Common Stock and equity-linked securities issued or deemed issued in connection with the business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the business combination), unless the holders of a majority of the then- outstanding shares of Class B Common Stock agree to waive such adjustment with respect to such issuance or deemed issuance at the time thereof. Neither nXgen Opportunities, LLC (the “Sponsor”) nor its affiliates has an obligation to make any such investment, and may compete with us for potential business combinations. No such adjustment to the Class B Conversion Ratio will occur as a result of the Transaction because the Sponsor’s ownership percentage will not be reduced below 20% of the sum of the total number of all shares of Common Stock outstanding plus all shares of Class A Common Stock and equity-linked securities issued or deemed issued. As a result, the Sponsor will not receive any additional securities pursuant to the anti-dilution provisions of our Class B Common Stock.

Information About CONX Following the Transaction – General

The section entitled “Information About CONX Following the Transaction – General” on page 40 is amended and restated as follows:

General

Following the Transaction Closing and our entry into the Seller Lease Agreement, we will derive revenues in the near term primarily from rent received pursuant to the Seller Lease Agreement. The Seller Lease Agreement is a “triple-net” lease, pursuant to which Seller will bear responsibility for all property costs and expenses associated with ongoing maintenance and operation, including utilities, property tax and insurance. The Seller Lease Agreement will provide us with a predictable revenue stream with embedded growth potential.

We intend to operate the Property at least for the initial term of the Seller Lease Agreement (which is approximately 10 years) and have no current intention to dispose of the Property through a sale or other means. Concurrently with our operation of the Property, we anticipate to grow through acquisition opportunities, including, but not limited to, disruptive technologies and infrastructure assets to maximize the Company’s ability to drive shareholder value. We may also seek to take meaningful equity ownership stakes that enable us to control or significantly influence operating companies and bring the strength of our operational expertise to these companies. While there can be no assurance that any of these opportunities will result in a definitive agreement or a completed transaction, the Company is currently involved in ongoing discussions regarding potential acquisitions with the objective of becoming a diversified operating entity focused on the future of communications and connectivity. Although we intend to negotiate and complete one or more of these transactions as soon as practicable subsequent to the closing of the Transaction, there can be no assurance as to the terms or timing of any such acquisitions. Any such acquisitions would be subject to, among other things, negotiations and significant due diligence, appropriate board and stockholder approvals, regulatory approvals and other conditions. If we complete the Transaction, our public stockholders will not have the opportunity to redeem their shares of Class A Common Stock in connection with the completion of any such future acquisitions.

Executive Officers and Directors

The new paragraph of the Section entitled “Information About CONX Following the Transaction – Executive Officers and Directors” on page 41 is added immediately following the first paragraph:

Messrs. Ergen, Kiser, Gorman, Moskowitz and Steckel will continue in their current positions following the closing of the Transaction. There are no consulting arrangements or agreements with any of the directors or executive officers currently intended to be entered into following the Transaction Closing.

Summary Selected Unaudited Pro Forma Condensed Financial Information

The Section entitled “Summary Selected Unaudited Pro Forma Condensed Financial Information” is amended and restated as follows:

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed financial information presents the financial information of CONX after giving effect to the Transaction, and related adjustments further described in the section entitled “Unaudited Pro Forma Condensed Financial Information.”

	Pro Forma (Assuming	Pro Forma (Assuming	Pro Forma (Assuming
	No	50%	100%
	Redemptions)	Redemptions)	Redemptions)
Summary Selected Unaudited Pro Forma Condensed
Statement of Operations – Year Ended December 31, 2023
Revenue	$2,742,000	$2,742,000	$2,742,000
Total expenses	$2,043,969	$2,043,969	$2,043,969
Operating income (loss)	698,031	698,031	698,031
Net income (loss)	$(4,771,613)	$(4,771,613)	$(4,771,613)
Basic and diluted net income (loss) per share	$(0.20)	$(0.21)	$(0.22)
Basic and diluted weighted average shares outstanding	23,797,364	22,735,008	21,687,010
Summary Selected Unaudited Pro Forma Balance Sheet Data as of December 31, 2023
Total assets	$216,521,351	$205,538,299	$194,555,247
Total liabilities	$11,063,414	$11,063,414	$11,063,414
Total stockholders’ equity	$183,491,833	$183,491,833	$183,491,833

The Transaction

The first paragraph in the Section entitled “Equity Forward Transaction” on page 47 is amended and restated as follows:

On November 1, 2023, CONX entered into the Subscription Agreement with Charles W. Ergen, CONX’s founder. Pursuant to the Subscription Agreement, Mr. Ergen agreed, subject to the closing of CONX’s initial business combination, to purchase, and CONX agreed to issue and sell to the Mr. Ergen, 17,391,300 shares of CONX’s Series A Preferred Stock, at an aggregate purchase price of approximately $200 million, or $11.50 per share. The closing of the Equity Forward Transaction is contingent upon, and is expected to occur substantially concurrently with, the consummation of the Transaction. We will require a portion of the proceeds from the Equity Forward Transaction in order to pay the Property Purchase Price. If the Equity Forward Transaction fails to close, we will not be able to pay the Property Purchase Price and the Transaction will fail to close.

The Section entitled “Background of the Transaction” on page 47 is amended and restated as follows:

Background of the Transaction

The terms of the Purchase Agreement are the result of negotiations between the representatives of CONX and Seller. The following is a brief description of the background of these negotiations and the related transactions.

CONX is a blank check company incorporated in the State of Nevada on August 26, 2020, whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets, which we refer to as our initial business combination.

Subsequent to the consummation of our Initial Public Offering on November 3, 2020, CONX’s officers and directors commenced an active search for prospective businesses and assets to acquire in its initial business combination. CONX initially focused its efforts on identifying businesses within the technology, media and telecommunications (“TMT”) industry, although CONX was not required to limit its activities to any particular industry. In the evaluation of business combination targets, the Board and management team considered a wide variety of factors and CONX expanded its search beyond the TMT industry. In evaluating potential businesses and assets to acquire, management utilized its extensive network of contacts for introductions to potential targets.

Since the Initial Public Offering, the Board has held regularly scheduled meetings to discuss CONX’s search for a target to acquire in the initial business combination. CONX considered and analyzed potential acquisitions from a wide range of industry segments. During this process, CONX engaged in negotiations with several potential targets. Throughout the first quarter of 2021, CONX evaluated a transaction with a provider of end-to-end cloud native network software (“Company A”). CONX participated in preliminary negotiations with Company A, but did not reach a definitive agreement because another party won the the competitive bidding process. Throughout the second quarter of 2022, CONX evaluated a potential transaction with a provider of support systems and networking to wireless carriers (“Company B”). CONX participated in preliminary negotiations with Company B, but did not reach a definitive agreement because another party won the competitive bidding process. Beginning in the third quarter of 2021 and extending into the first quarter of 2022, CONX evaluated a potential transaction with a holder of spectrum assets (“Company C”). CONX participated in preliminary negotiations with Company C, but did not reach a definitive agreement because the parties could not come to an agreement on valuation.

On October 26, 2023, the Board approved, and on November 1, 2023, CONX entered into the Subscription Agreement with Mr. Ergen.

Beginning in the fourth quarter of 2023, Mr. Kiser first raised the possibility with Mr. Ergen of CONX acquiring one of the real estate assets owned by DISH, including the Property. In November 2023, Mr. Kiser discussed with the members of the audit committee of the Board his belief that cash flowing real estate could present an attractive option for CONX. Mr. Kiser considered a real estate transaction with DISH to be an attractive opportunity for CONX to acquire a quality real estate asset with a long-term tenant that CONX could operate to provide a predictable revenue stream. Additionally, the Transaction could be structured to qualify as CONX’s initial business combination and enable CONX to grow through acquisitions in addition to its real estate operations.

Following Mr. Kiser’s initial discussions with Mr. Ergen, Mr. Kiser and Paul Orban, the chief financial officer of EchoStar, had discussions throughout January 2024 regarding a potential acquisition by CONX of one or more of the non-core real estate assets owned by EchoStar. Mr. Kiser and Mr. Orban discussed the liquidity needs of EchoStar and Mr. Kiser raised the possibility of a potential sale and leaseback transaction involving one or more of the EchoStar properties. Mr. Kiser ultimately determined that the Property could present an attractive opportunity for CONX.

On February 5, 2024, the Board met to discuss a potential transaction with Seller. At the meeting, Mr. Kiser provided the Board with a business update, which included acquisition opportunities management was considering. Specifically, Mr. Kiser discussed a potential transaction regarding the Property. Because Mr. Ergen and Mr. Kiser, by virtue of their affiliations with EchoStar and Seller, could be deemed to have interests in the potential transaction that were separate from, and potentially adverse to, the interests of CONX, the Board determined it advisable and in the interests of CONX to form a Transaction Committee comprised of three independent and disinterested directors for purposes of evaluating and negotiating the potential transaction. At the February 5 meeting, the Board formed a Transaction Committee and appointed Mr. Gorman, Mr. Moskowitz and Mr. Steckel to the Transaction Committee.

On February 9, Mr. Kiser and Mr. Orban discussed the potential transaction and respective related party transaction processes for CONX and EchoStar.

On February 28, 2024, the Transaction Committee retained Holland & Hart LLP (“Holland & Hart”) to act as counsel to the Transaction Committee and BDO USA LLP (“BDO”) to act as outside valuation firm to the Transaction Committee. Holland & Hart subsequently prepared a draft agreement for the purchase and sale of the Property.

Over the next several days, commencing on February 28, 2024 through March 9, 2024, Mr. Moskowitz and Holland & Hart engaged in communications with Seller that addressed business and contract provisions for the Transaction. These communications, which included telephone discussions, text messages, and emails, focused primarily on the valuation of the Property, the capitalization rate sought by CONX, the length of the initial lease term and number of renewal options, and potential rent escalations occurring upon any renewal, as well as the status and timing of the Transaction. Involved for the Seller in these communications were William Wade (an independent member of EchoStar’s board of directors), Paul Orban (Executive Vice President and Chief Financial Officer of EchoStar), Dean Manson (Executive Vice President, Chief Legal Officer and Secretary of EchoStar) and certain other members of EchoStar’s legal team.

On March 1, 2024, the Board met in two separate sessions. During the first session, a representative from BDO provided an update to the Transaction Committee about the valuation considerations associated with the potential transaction, which included a comprehensive presentation that provided, among other things, an overview of BDO’s process, a description of the land parcels comprising the potential transaction, various relevant market factors, and BDO’s preliminary views on valuation. During the second session, representatives from Holland & Hart provided an overview of the draft transaction documents and the Transaction Committee’s fiduciary duties and other relevant considerations under Nevada law.

On March 1, 2024, following further discussions between Mr. Moskowitz and representatives of Seller, Mr. Moskowitz circulated a revised draft of the purchase and sale agreement to representatives of Seller. The parties continued to negotiate transaction terms, particularly the appropriate remedies that should apply in the event of a default under the terms of the purchase and sale agreement by either CONX or Seller as well as the appropriate allocation of responsibility for maintenance and operating costs over the course of the entire life of the contemplated lease-back agreement.

On March 4, 2024, following further discussions among the parties and another meeting of the Transaction Committee, Mr. Moskowitz circulated a further revised draft of the purchase and sale agreement to representatives of Seller.

On March 5, 2024, following further discussions among the parties and another meeting of the Transaction Committee, Holland & Hart circulated a revised draft of the purchase and sale agreement to representatives of Seller. On March 6, 2024, representatives of Seller circulated a revised draft of the purchase and sale agreement as well as a draft form of the lease-back agreement to be entered into concurrently with the closing of the potential transaction.

On March 8, 2024, the Transaction Committee held a meeting to discuss the potential transaction and the status of the negotiations with Seller. A representative from BDO attended the meeting and confirmed that BDO’s data supported the current pricing contemplated in the draft purchase agreement.

On March 9, 2024, the Transaction Committee unanimously determined that the Purchase Agreement and the Transaction were advisable and in the interests of CONX and unanimously recommended that the Board approve the Purchase Agreement and the Transaction. Also on March 9, and following the Transaction Committee’s unanimous recommendation, the Board unanimously determined that the Transaction was advisable and in the interests of CONX and adopted and approved the Purchase Agreement and the Transaction.

On March 10, 2024, CONX and Seller signed the Purchase Agreement. On March 11, 2024, CONX filed a Current Report on Form 8-K reporting the Transaction and CONX’s entry into the Purchase Agreement, to which the Purchase Agreement was attached as an exhibit.

On March 22, 2024, CONX received a letter from Deutsche Bank Securities Inc. (“DBSI”) whereby DBSI waived its entitlement to any portion of the deferred underwriting fee of $26,250,000 due to it pursuant to that certain underwriting agreement, dated October 29, 2020, entered into in connection with the Initial Public Offering by and between CONX and DBSI. Furthermore, DBSI disclaimed any responsibility for any portion of any registration statement or proxy statement, as applicable, that may be filed by CONX or any of its affiliates in connection with the Transaction. DBSI received no additional consideration for the waiver of its entitlement to the deferred underwriting fee. There is no dispute among any of the parties to the Transaction with respect to the services provided or the resignation of DBSI.

On March 25, 2024, the Board approved, among other items, the Offer and the filing with the SEC of the related tender offer statement on Schedule TO.

The Section entitled “Anticipated Accounting Treatment” on page 52 is amended and restated as follows:

Anticipated Accounting Treatment

The purchase of the Property is intended to be accounted for as an asset acquisition. Our Chairman and Director, Charles W. Ergen, is Chairman and co-founder of EchoStar and DISH Network Corporation and beneficially owns approximately 54.0% of EchoStar’s total equity securities (based on 140,170,052 shares of Class A Common Stock outstanding on April 1, 2024 and assuming conversion of all the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock) and controls approximately 91.4% of EchoStar’s total voting power. By virtue of Mr. Ergen’s control of CONX and EchoStar, the purchase of the Property represents a transaction among entities under common control. In accordance with the accounting requirements for transactions among entities under common control, the Property is initially recorded at Seller’s historical carrying value. As a result, the difference between such historical carrying value and the Property Purchase Price of the Property is recorded as an adjustment to equity.

A new section entitled “Conflicts of Interest” is inserted on page 52 as follows:

Conflicts of Interest

In general, officers and directors of a corporation incorporated under the laws of the State of Nevada cannot exploit business opportunities that belong to the corporation but are required to present that opportunity to the corporation.

Each of our officers and directors presently has, and any of them in the future may have, additional fiduciary or contractual obligations to other entities, including DISH and EchoStar, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. In addition, such entities may compete with us for business combination opportunities and, if such opportunities are pursued by such entities, we may be precluded from pursuing such opportunities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and may only decide to present it to us if such entity rejects the opportunity and consummating the same would not violate any restrictive covenants to which such officers and directors are subject. In addition, our sponsor, officers and directors may sponsor or form other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

If we fail to complete the Transaction, we may pursue other initial business combination opportunities, including an Affiliated Joint Acquisition with an entity to which an officer or director has a fiduciary or contractual obligation, which may include EchoStar and DISH. Any such entity may co-invest with us in the target at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by issuing to such entity a class of equity or equity-linked securities.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation

Charles W. Ergen	DISH Network Corporation	Telecommunications, Cable and Wireless	Chairman

	Echostar Corporation	Telecommunications, Cable and Wireless	Chairman

Jason Kiser	DISH Network Corporation	Telecommunications, Cable and Wireless	Treasurer

Gerald Gorman	World MediaGroup, LLC	Information	Chief Executive Officer

Adrian Steckel	Uphold Ltd.	Financial Services	Director

Mr. David Moskowitz presently has no material fiduciary duties or contractual obligations to entities. You should also be aware of the following other potential conflicts of interest:

•	Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•	The other members of our management team have entered into agreements similar to the one entered into by our initial stockholders with respect to any public shares acquired by them in or after the Initial Public Offering. Additionally, our initial stockholders and independent directors have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares and independent director shares if we fail to complete our initial business combination within the prescribed time frame. If we do not complete our initial business combination within the prescribed time frame, the private placement warrants will expire worthless. Furthermore, our initial stockholders and independent directors have agreed not to transfer, assign or sell any of their founder shares and independent director shares until the earlier to occur of: (i) 180 days after the completion of our initial business combination and (ii) the date following the completion of our initial business combination on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of our stockholders (other than independent directors) having the right to exchange their common stock for cash, securities or other property; except to certain permitted transferees and under certain circumstances. Notwithstanding the foregoing, on March 25, 2024, the Company waived the lock-up restrictions described in the immediately preceding sentence with respect to 9,375,000 shares held by the Sponsor, which will allow the Sponsor to transfer any or all of such shares without regard to such restrictions after the completion of our initial business combination, subject to restrictions under applicable securities laws. Subject to certain limited exceptions, the private placement warrants will not be transferable until 30 days following the completion of our initial business combination. Because each of our executive officers and director nominees will own common stock or warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target is an appropriate business with which to effectuate our initial business combination.

•	Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target as a condition to any agreement with respect to our initial business combination.

We are not prohibited from pursuing an initial business combination with a business combination target that is affiliated with our sponsor, officers or directors or completing the business combination through a joint venture or other form of shared ownership with our sponsor, officers or directors. In the event we seek to complete our initial business combination with a business combination target that is affiliated with our sponsor, executive officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or a valuation or appraisal firm, that such initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context. Furthermore, in no event will our sponsor or any of our existing officers or directors or any of their respective affiliates, be paid by the company any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination.

We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor.

The Board was aware of and considered these conflicts when considering the Transaction. The Board formed the Transaction Committee comprised of three independent and disinterested directors for purposes of evaluating and negotiating the Transaction. Additionally, CONX has obtained a fairness opinion from Cabrillo Advisors, an independent fairness opinion firm, concluding that the Property Purchase Price is fair to the Company from a financial point of view. The Transaction Committee unanimously determined that the Purchase Agreement and the Transaction were advisable and in the interests of CONX and unanimously recommended that the Board approve the Purchase Agreement and the Transaction. Following the Transaction Committee’s unanimous recommendation, the Board unanimously determined that the Transaction was advisable and in the interests of CONX and adopted and approved the Purchase Agreement and the Transaction.

Property Appraisal by BDO

A new section entitled “Property Appraisal by BDO” is inserted on page 54 as follows:

PROPERTY APPRAISAL BY BDO

BDO USA, P.C. (“BDO”) was engaged by CONX to appraise the Property and has delivered its opinion, based upon the review, analysis, scope and limitations described in its report (the “Appraisal”) and summarized below, of the market value of the Property as of March 1, 2024. The Transaction Committee engaged BDO as part of its review of the Transaction. The Transaction Committee selected BDO to provide the appraisal because of its experience and reputation.

Experience of BDO

BDO has more than 60 years of experience providing tax, audit and advisory services to companies, private equity groups, REITs, other real estate owners, operators, hospitality, healthcare and construction companies.

Summary of Methodology

Pursuant to its engagement agreement with CONX, BDO provided its opinion of the market value of the Property as of March 1, 2024 based on the sales comparison and income capitalization methods of valuation.

Sales Comparison Approach

The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as price for comparable properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents and rates tend to be set by the prevailing prices, rents and rates of equally desirable substitutes. In conducting the sales comparison approach, BDO gathered data on reasonably substitutable properties. BDO selected comparable sales based on their similarity to the Property in physical, locational and qualitative attributes. Emphasis was given to the Property’s location and similarly positioned properties.

BDO also made adjustments for transactional and property characteristics. The resulting adjusted prices lead to an estimate of the price CONX might expect to realize upon the sale of the Property. Adjustments to the comparable sales were considered and made when warranted for property rights, financing terms, conditions of sale, expenditures after sale and market conditions. Quantitative percentage adjustments were also made for location and physical characteristics such as size, age, site and parking ratios, access, exposure, quality and condition, as well as other applicable elements of comparison.

Based on the analysis outlined above, BDO concluded that the sales comparison approach supported an indicated value for the Property of $25,600,000 to $28,200,000 based on a price of $124 to $136 per square foot of net rentable area.

Income Capitalization Approach

The income capitalization approach consists of methods, techniques and mathematical procedures to analyze a property’s capacity to generate monetary benefits and convert these benefits into an indication of present value. The present value of these benefits is an indication of the amount that a prudent, informed purchaser-investor would pay for the right to receive these benefits as of the valuation date. The principle of anticipation is fundamental to the approach. There are two primary methods for converting monetary benefits into present value – discounted cash flow and direct capitalization. BDO considered both of these methods in its analysis however because the Property is a single tenant asset with a long-term lease, it is generally understood that the direct capitalization method is preferred, making the discounted cash flow method less meaningful. BDO completed both analyses but for this reason placed primary reliance on the direct capitalization analysis.

Direct capitalization uses a single year’s stabilized net operating income as a basis for a value indication. It converts “stabilized” annual net operating income to a value indication by dividing the income by an appropriate capitalization rate. The rate chosen includes a provision for recapture of the investment and should reflect all factors that influence the value of the property. Based upon property characteristics, competitive position, market conditions as of the valuation date and additional factors from its review, BDO concluded a capitalization rate of 9.75% to 10.75% for the Property.

Based on the analysis outlined above, BDO concluded that the direct capitalization method supported an indicated value of $24,210,000 to $29,590,000 based on a price of $121 to $134 per square foot of net rentable area.

Conclusion as to Market Value

After completing the analyses described above, BDO completed a reconciliation of value conclusions which involved the weighing of the individual valuation techniques in relationship to their substantiation by market data, and the reliability and applicability of each valuation technique to the Property. After considering all the factors relevant to the valuation of the Property, BDO placed equal emphasis on the sales comparison and income capitalization approaches to support a final value conclusion of $24,210,000 to $29,590,000 based on a price of $121 to $134 per square foot of net rentable area.

Assumptions and Limitations of the Appraisal

The Appraisal reflects BDO’s valuation of the Property as of March 1, 2024 in the context of the information available at or around such date. Events occurring after the date of valuation could affect the assumptions used in preparing the Appraisal and/or BDO’s opinion of value.

The Appraisal is subject to certain assumptions and limiting conditions, including but not limited to (i) the information presented in the Appraisal has been obtained from sources assumed to be reliable and accurate, and it is assumed that the information is accurate, (ii) the analysis assumes that the information provided for the Appraisal accurately reflects the current condition of the Property, (iii) the statements of value and all conclusions shall apply as of the dates shown in the Appraisal report, (iv) BDO has made no survey of the Property and assumes no responsibility for determining if the Property requires environmental approval by the appropriate governing agencies or it is in violation thereof, unless otherwise noted in the Appraisal; (v) the analysis assumes that no asbestos or other hazardous materials are stored or in or on the Property, the discovery of which could negatively affect the value of the Property and require revisions to the concluded values included in the Appraisal; (vi) the valuation included in the Appraisal assumes professional management and operation of the buildings throughout the lifetime of the improvements described in the Appraisal, with an adequate maintenance and repair program; (vii) BDO is not qualified to detect the presence of toxic or hazardous substances or materials which may influence or be associated with the Property or adjacent Properties and has made no investigation or analysis as to the presence of such materials, and expressly disclaims any duty to note the degree of fault; (viii) BDO assumes no responsibility for determining if the Property complies with the Americans with Disabilities Act (“ADA”); (ix) the Appraisal assumes that the Property meets an acceptable level of compliance with ADA standards; if the subject is not in compliance, the eventual renovation costs and/or penalties would negatively impact the present value of the Property and if the magnitude and time of any such costs were known today, they would be reduced from the reported value consideration and (x) unless otherwise noted in the Appraisal, a detailed soils study was not provided for BDO’s analysis and BDO assumed the Property’s soils and sub-soils to be suitable based upon a visual inspection of the Property and surrounding properties, which did not indicate evidence of excessive settling or unstable soils.

Compensation and Material Relationships

BDO has been paid an aggregate fee of $7,000 for preparation of the Appraisal. BDO was and will continue to also be reimbursed for all related out-of-pocket expenses, and is entitled to indemnification against certain liabilities. BDO’s engagement in this assignment, including its fee, was not dependent upon developing or reporting predetermined results or upon consummation of the Transaction. BDO’s Appraisal was rendered to CONX for its sole use and reliance. BDO has no present or prospective interest in the Property nor does it have any interest in CONX, Seller or any of their respective affiliates.

Opinion of Cabrillo Advisors, Inc. to the Independent Members of the Board of Directors of the Company

A new section titled “Opinion of Cabrillo Advisors, Inc. to the Independent Members of the Board of Directors of the Company” is inserted after the Section entitled “Property Appraisal by BDO” as follows:

Opinion of Cabrillo Advisors, Inc. to the Independent Members of the Board of Directors of the Company

The independent members of our board of directors retained Cabrillo Advisors, Inc. (“Cabrillo Advisors”) to render a fairness opinion as to whether the Property Purchase Price (taking into account the terms of the Seller Lease Agreement) is fair to the Company from a financial point of view.

On April 16, 2024, Cabrillo Advisors rendered its written opinion to the independent members of our board of directors to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, that the Property Purchase Price (taking into account the terms of the Seller Lease Agreement) is fair to the Company from a financial point of view.

The full text of Cabrillo Advisors’ written opinion, dated April 16, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Cabrillo Advisors, is attached hereto as Exhibit (C)(1). Holders of Class A Common Stock are urged to read Cabrillo Advisors’ opinion carefully and in its entirety. Cabrillo Advisors’ opinion was addressed to the independent members of our board of directors for information and assistance in connection with, and for the purposes of its evaluation of, the Property Purchase Price to be paid by the Company in connection with the Transaction and the Seller Lease Agreement and did not address any other aspect or implication of the Purchase Agreement, the Seller Lease Agreement or any other agreement, arrangement or understanding. Cabrillo Advisors’ opinion was not intended to be and does not constitute a recommendation to any holder of the Company’s Class A Common Stock as to whether to tender its shares pursuant to the Company’s offer to purchase such shares or any other matter and does not in any manner address the prices at which shares of the Class A Common Stock will trade at any time. Cabrillo Advisors’ opinion does not address the Company’s underlying business decision to enter into the Purchase Agreement, the Seller Lease Agreement or the relative merits of the Transaction and the Seller Lease Agreement as compared with any other strategic alternative which may be available to the Company. Cabrillo Advisors expressed no opinion as to the fairness of the Property Purchase Price to the holders of any class of securities, creditors or other constituencies of the Company, or of any consideration received in the Offer by the holders of the Company’s Class A Common Stock. This summary of the opinion of Cabrillo Advisors is qualified in its entirety by reference to the full text of the opinion.

In connection with its opinion, Cabrillo Advisors made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances, as further described in its opinion. Cabrillo Advisors relied upon and assumed, without independent verification and with CONX’s consent, the accuracy, completeness and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to Cabrillo Advisors from private sources, including CONX and the independent members of our board, including all financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Cabrillo Advisors for the purposes of its opinion and that there had been no material change in the assets, financial condition, business or prospects of the Company since the dates of the most recent financial statements made available to Cabrillo Advisors, and Cabrillo Advisors had not assumed and did not assume any responsibility or liability for any such information. Cabrillo Advisors also relied upon the fact that the independent members of our board has been advised by counsel as to all legal matters with respect to the Transaction and the Seller Lease Agreement, including whether all procedures required by law to be taken in connection with the Transaction and the Seller Lease Agreement have been duly, validly and timely taken. Cabrillo Advisors further relied, with CONX’s consent, upon the assurances of management of the Company that they are not aware of any facts that would make the information provided by them inaccurate, incomplete, or misleading. Cabrillo Advisors assumed that the purchase consideration of the Transaction will be exchanged as and when due as described in the Purchase Agreement. Cabrillo Advisors also assumed with CONX’s consent that (i) the Purchase Agreement had not been amended, modified or superseded in any way since it was executed and delivered on March 10, 2024, and (ii) the final executed form of the Seller Lease Agreement will not differ in any material respect from the Draft Seller Lease Agreement. Cabrillo Advisors relied upon and assumed, without independent verification and with CONX’s consent, the accuracy of all representations and warranties made by each party to the Purchase Agreement and Draft Seller Lease Agreement. Furthermore, in connection with the delivery of its opinion, at CONX’s direction, Cabrillo Advisors evaluated the Company, the Property and the Transaction and the Seller Lease Agreement solely as of the date of its opinion. Cabrillo Advisors expressly disclaimed knowledge of (or any obligation to have investigated or evaluated) any transactions, developments, changes in the assets, liabilities (contingent or otherwise), financial condition or results of operations of the Company and Property or the terms of the Transaction and the Seller Lease Agreement, or any other event occurring after the date of its opinion which could have a bearing on its opinion expressed therein, and expressly assumed no responsibility or liability with respect thereto.

Cabrillo Advisors did not review any of the books and records, or make any independent appraisal any of the properties, assets or liabilities of the Company or Property (contingent, derivative, off-balance sheet or otherwise) other than as described above. Its opinion is necessarily based on business, economic, market, financial and other conditions as they exist and can be evaluated by Cabrillo Advisors at the date of its opinion. Cabrillo Advisors disclaimed and assumed no undertaking or obligation for updating or revising its opinion based on circumstances or events occurring after the date thereof or advising any person of any change in any fact or matter affecting its opinion which may come or be brought to our attention after the date thereof.

Cabrillo Advisors’ analysis was conducted under the premise of value in continued use, as a going concern. It further assumes that the stockholders of the Company, the independent members of our board and management of the Company will act rationally and will employ financial and operational strategies that will maximize value. Cabrillo Advisors did not evaluate the solvency of the Company under any applicable laws.

Its opinion did not address the relative merits of the Transaction and the Seller Lease Agreement as compared to other business strategies that might have been available to the Company, nor did it address the Company’s underlying business decision to effect the Transaction and the Seller Lease Agreement. Its opinion did not address the fairness of any specific portion of the Transaction and the Seller Lease Agreement or the fairness of the effects of the Transaction and the Seller Lease Agreement to the stockholders of the Company, to the Company or to any other individual/entity other than as stated herein. Furthermore, at CONX’s request, Cabrillo Advisors did not advise CONX with respect to alternatives to the Transaction and the Seller Lease Agreement and its opinion did not address whether the Transaction and the Seller Lease Agreement is superior to other alternative transactions. Cabrillo Advisors did not express any opinion as to what the actual value of the Company or its capital stock is or will be upon the closing of the Transaction and the Seller Lease Agreement and its opinion is not a recommendation as to how any stockholder of CONX should tender its shares of the Company’s Class A Common Stock pursuant to the Company’s offer to purchase such shares or act with respect to any matters relating to the Transaction and the Seller Lease Agreement, or whether to proceed with the Transaction and the Seller Lease Agreement or any related transaction. The decision as to whether to proceed with the Transaction and the Seller Lease Agreement may depend on an assessment of factors unrelated to the financial analysis on which its opinion is based. Its opinion should not be construed as creating any fiduciary duty on its part to any party. Cabrillo Advisors did not express any opinion as to the impact of the Transaction and the Seller Lease Agreement on the solvency or viability of the Company or the ability of the Company to pay any of their respective obligations when they become due. Its opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of CONX’s credit worthiness, as tax advice, or as accounting advice. In addition, Cabrillo Advisors did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

It is understood that its advisory services and its opinion was intended solely for the benefit and use of the independent members of our board for its evaluation and consideration of the Transaction and the Seller Lease Agreement and did not constitute a recommendation to any stockholder of the Company as to whether to tender its shares of the Company’s Class A Common Stock pursuant to the Offer. Its opinion is not to be relied upon by any stockholder of the Company or the Company or by any other person or entity. Its opinion shall not be used for any purpose other than by the independent members of our board in connection with or otherwise related to the Transaction and the Seller Lease Agreement. Its opinion shall not be disclosed, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose (other than the Company’s outside law firm, which has been informed of the confidential nature of this opinion and has agreed to treat such information confidentially), nor shall any public references to Cabrillo Advisors or its opinion be made by the Company, without Cabrillo Advisors’ prior written consent, except to the extent required to comply with any applicable law upon the written advice of the Company’s outside counsel after notice to Cabrillo Advisors.

Cabrillo Advisors’ opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Cabrillo Advisors as of, the date of its opinion. It should be understood that subsequent developments may affect Cabrillo Advisors’ opinion and the assumptions used in preparing it, and Cabrillo Advisors does not have any obligation to update, revise or reaffirm its opinion.

Market Information and Dividends

The second paragraph of the Section entitled “Market Information” on page 68 is amended and restated as follows:

If we are unable to demonstrate compliance with Nasdaq’s listing requirements by April 29, 2024, our securities may be delisted from Nasdaq. There can be no assurance that we will be able to regain and thereafter maintain compliance with the Nasdaq continued listing requirements or that our securities will continue to be listed on Nasdaq. See “Risk Factors — Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation of CONX

The first paragraph under the Section entitled “Contractual Obligations – Underwriting Agreement” on page 72 is amended and restated as follows:

DBSI was paid a cash underwriting discount of $0.20 per unit, or $15 million in the aggregate, upon the closing of the Initial Public Offering. DBSI has waived its entitlement to any portion of the deferred underwriting fee of $26,250,000 due to it pursuant to the underwriting agreement. See “Risk Factors — Deutsche Bank Securities Inc. (“DBSI”), the underwriter in CONX’s Initial Public Offering, was to be compensated in part on a deferred basis for already rendered underwriting services in connection with CONX’s Initial Public Offering, yet DBSI, without any consideration from CONX, gratuitously waived its entitlement to such compensation and resigned from its role as underwriter. While DBSI did not participate in any aspect of the Transaction and CONX has no other contractual relationship with DBSI, investors should be aware that the waiver of a deferred underwriting fee is unusual.”

Principal Stockholders

The Section entitled “Post-Transaction Beneficial Ownership” on page 74 is amended and restated as follows:

Post-Transaction Beneficial Ownership

Unless otherwise indicated, CONX believes that all persons named in the table will have, immediately after the consummation of the Transaction, sole voting and investment power with respect to all CONX securities beneficially owned by them.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, CONX believes, based on the information furnished to it, that the persons and entities named in the table below will have, immediately after the consummation of the Transaction, sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws.

	Assuming No Redemptions(4)		Assuming 50% Redemptions(5)		Assuming Maximum Redemption(6)
Name and Address(1)	Number of Shares Beneficially Owned(2)	Percentage of Ownership(2)	Number of Shares Beneficially Owned(2)	Percentage of Ownership(2)	Number of Shares Beneficially Owned(2)	Percentage of Ownership(2)
Moore Capital Management LP	1,500,000	7.2%	750,000	3.7%	0	-
Jane Street Capital, LLC	136,855	0.7%	68,428	0.3%	0	-
nXgen Opportunities, LLC (3)	18,750,000	89.8%	18,750,000	93.5%	18,750,000	99.8%
Charles W. Ergen (3)	18,750,000	89.8%	18,750,000	93.5%	18,750,000	99.8%
Kyle Jason Kiser	0	-	0	-	0	-
Gerald Gorman	10,000	*	10,000	*	10,000	*
David K. Moskowitz	10,000	*	10,000	*	10,000	*
Adrian Steckel	10,000	*	10,000	*	10,000	*
* Less than one percent

(1)	Unless otherwise indicated, the business address of each of the individuals is 5701 S. Santa Fe Dr. Littleton, CO 80120.

(2)	Interests shown include 18,750,000 founder shares. Such shares will automatically convert into shares of Class A Common Stock at the time of our initial business combination, including the Transaction, on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities.”

(3)	Our Sponsor is the record holder of the shares reported herein. Charles W. Ergen controls our Sponsor. Charles W. Ergen disclaims beneficial ownership over any securities owned by our Sponsor other than to the extent of his pecuniary interest therein.

(4)	The post-Transaction percentage of beneficial ownership in the table above is calculated based on 20,870,269 shares of Common Stock outstanding upon consummation of the Transaction.

(5)	The post-Transaction Combination percentage of beneficial ownership in the table above is calculated based on 19,810,135 shares of Common Stock outstanding upon consummation of the Transaction.

(6)	The post-Transaction Combination percentage of beneficial ownership in the table above is calculated based on 18,780,000 shares of Common Stock (including 18,750,000 founder shares and 30,000 Independent Director Shares) outstanding upon consummation of the Transaction.

The table set forth above does not take into account the warrants to purchase shares of Class A Common Stock or the shares of Series A Preferred Stock that will remain outstanding immediately following the Transaction. The Public Warrants and Public Placement Warrants will become exercisable 30 days after the completion of the Transaction and will expire five years after the completion of the Transaction or earlier upon redemption or liquidation. The Series A Preferred Stock is not convertible until (x) the tenth trading day following the date on which the volume-weighted average price for the Class A Common Stock over any twenty trading days within any preceding thirty consecutive trading day period is greater than or equal to $11.50, and (y) the issuance of shares of Class A Common Stock has been approved by the Company’s shareholders to the extent (and only to the extent) that such conversion would require stockholder approval under Nasdaq Rule 5635. If we assume that all 18,750,000 Public Warrants and 11,333,333 Private Placement Warrants were exercisable and exercised immediately following completion of the Transaction (and each other assumption applicable to the table set forth above remains the same) and that all 17,391,300 shares of Series A Preferred Stock were converted immediately following completion of the Transaction, then the combined voting power of CONX and combined economic interest in CONX will be shown as below:

	Assuming No Redemptions(4)		Assuming 50% Redemptions(5)		Assuming Maximum Redemption(6)
Name and Address(1)	Number of Shares Beneficially Owned(2)	Percentage of Ownership(2)	Number of Shares Beneficially Owned(2)	Percentage of Ownership(2)	Number of Shares Beneficially Owned(2)	Percentage of Ownership(2)
Moore Capital Management LP	1,500,000	2.2%	750,000	1.1%	0	-
Jane Street Capital, LLC	136,855	0.2%	68,428	0.1%	0	-
nXgen Opportunities, LLC (3)	30,083,333	44.0%	30,083,333	44.7%	30,083,333	45.4%
Charles W. Ergen (3)	47,474,633	69.4%	47,474,633	70.5%	47,474,633	71.7%
Kyle Jason Kiser	0	-	0	-	0	-
Gerald Gorman	10,000	*	10,000	*	10,000	*
David K. Moskowitz	10,000	*	10,000	*	10,000	*
Adrian Steckel	10,000	*	10,000	*	10,000	*
Public Warrant Holders	18,750,000	27.4%	18,750,000	27.9%	18,750,000	28.3%
* Less than one percent

(1)	Unless otherwise indicated, the business address of each of the individuals is 5701 S. Santa Fe Dr. Littleton, CO 80120.

(2)	Interests shown include 18,750,000 founder shares, 11,333,333 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants, 18,750,000 shares of Class A Common Stock issuable upon exercise of the Public Warrants and 17,391,300 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock. The founder shares will automatically convert into shares of Class A Common Stock at the time of our initial business combination, including the Transaction, on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities.”

(3)

For purposes of the table above, (i) our Sponsor is deemed the beneficial owner of 30,083,333 shares of Class A Common Stock reported herein, and (ii) Charles W. Ergen is deemed the beneficial owner of  an additional 17,391,300 shares of Class A Common Stock issuable on conversion of the Series A Preferred Stock issued in the Equity Forward Transaction upon consummation of the Transaction. Charles W. Ergen controls our Sponsor. Charles W. Ergen disclaims beneficial ownership over any securities owned by our Sponsor other than to the extent of his pecuniary interest therein.

(4)	The post-Transaction percentage of beneficial ownership in the table above is calculated based on 68,344,902 shares of Common Stock outstanding upon consummation of the Transaction.

(5)	The post-Transaction Combination percentage of beneficial ownership in the table above is calculated based on 67,284,768 shares of Common Stock outstanding upon consummation of the Transaction.

(6)	The post-Transaction Combination percentage of beneficial ownership in the table above is calculated based on 66,224,633 shares of Common Stock (including 18,750,000 founder shares, 30,000 Independent Director Shares, 11,333,333 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants, 18,750,000 shares of Class A Common Stock issuable upon exercise of the Public Warrants and 17,391,300 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock) outstanding upon consummation of the Transaction.

Unaudited Pro Forma Condensed Financial Information

The Section entitled “Unaudited Pro Forma Condensed Financial Information” beginning on page 76 is deleted. The Unaudited Pro Forma Condensed Financial Information is attached hereto as Exhibit (a)(5)(B).

Material U.S. Federal Income Tax Consequences

The first paragraph of the Section entitled “Non-U.S. Holders” on page 88 is amended and restated as follows:

Non-U.S. Holders

Gain on Sale of Class A Common Stock. If our redemption of a Non-U.S. Holder’s shares of Class A Common Stock is treated as a sale or other taxable disposition as discussed above under the section titled “— Redemption of Class A Common Stock,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on such sale, unless we are or have been a USRPHC for United States federal income tax purposes. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although we do not believe that we currently are a USRPHC, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we do not currently constitute (by virtue of having entered into the Purchase Agreement), or will not become in the future, a USRPHC. Even if we are a USRPHC, gain arising from the redemption of our Class A Common Stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A Common Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

Item 10. Financial Statements

The second paragraph of Item 10(a) to Schedule TO is amended and restated as follows:

The Company’s audited financial statements for the fiscal years ended December 31, 2023 and December 31, 2022 are incorporated herein by reference from its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as amended by the amendment on Form 10-K/A, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Item 12. Exhibits

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented to add Exhibit (a)(5)(B) and (a)(5)(C), and amend and replace Exhibit (i):

(a)(5)(B)	Unaudited Pro Forma Condensed Financial Information for the period ended December 31, 2023.

(a)(5)(C)	Press Release, dated April 15, 2024.

(c)	Opinion of Cabrillo Advisors, Inc. to the Independent Members of the Board of Directors of the Company, dated April 16, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2024	By:	/s/ Kyle Jason Kiser
Kyle Jason Kiser
Chief Executive Officer